                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              Schedule 13D
               Under the Securities Exchange Act of 1934


                            ONBANCorp, Inc.
                            ----------------
                            (Name of Issuer)


                             COMMON STOCK
-----------------------------------------------------------------------------
                      (Title of Class of Securities)


                                68230310
                               ---------
                            (CUSIP Number)


                            Michael P. Pinto
                       Executive Vice President and
                         Chief Financial Officer
                     First Empire State Corporation
                             One M&T Plaza
                       Buffalo, New York 14240
                           (716) 842-5844
-----------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             October 28, 1997
                         ------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

This Document Consists of 21 Pages.

An Exhibit Index Appears on Sequentially Numbered Page 21.

DRAFT

CUSIP No. 68230310            Schedule 13D                      Page 2 of 21

1. Name of Reporting Person: First Empire State Corporation I.R.S. Identification No. 16-0968385

2. Check the Appropriate Box if a Member of a Group           (a)  / /
                                                              (b)  / /

3. SEC USE ONLY

4. Source of Funds: WC, OO

5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    To Items 2(d) or 2(e)                                          / /

6.  Citizenship or Place of Organization: New York

Number of                     7. Sole Voting Power: 0(1)
Shares
Beneficially                  8. Shared Voting Power: 0(1)
Owned by
 Each                         9. Sole Dispositive Power: 0(1)
Reporting
Person                       10. Shared Dispositive Power: 0(1)
With

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares                                        /x/

13. Percent of Class Represented by Amount in Row 11: 0%(1)

14. Type of Reporting Person: HC, CO

------------------------

(1) The Reporting Person and the Issuer have entered into a Stock Option Agreement covering 2,529,000 shares of OBC Common Stock (as defined herein) or approximately 16.6% of the total shares that would be outstanding following exercise (including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.

DRAFT

CUSIP No. 68230310            Schedule 13D                      Page 3 of 21

ITEM 1. Security and Issuer.

    The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share, of ONBANCorp, Inc. ("OBC"). The address of the principal executive offices of OBC is 101 South Salina Street, Syracuse, N.Y. 13202.

ITEM 2. Identity and Background.

    This statement is filed on behalf of First Empire State Corporation ("First Empire"). First Empire is a New York corporation with its principal executive offices at One M&T Plaza, Buffalo, New York 14240. First Empire is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

    Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of First Empire containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in
Schedule I is a United States citizen, except for Patrick W.E. Hodgson, who is a citizen of Canada, and Jorge G. Pereira, who is a citizen of Portugal.

    During the past five years, neither First Empire nor, to the best of First Empire's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

DRAFT

CUSIP No. 68230310            Schedule 13D                      Page 4 of 21

Item 3.  Source and Amount of Funds or Other Consideration.

    Pursuant to a Stock Option Agreement dated as of October 28, 1997 ("Option Agreement"), OBC has granted to First Empire an option ("Option") to purchase up to 2,529,000 shares of common stock, par value $1.00 per share, of OBC ("OBC Common Stock") at a price of $60.00 per share, subject to adjustment as provided therein. The aggregate amount of funds required to exercise the Option in full at an exercise price of $60.00 per share would be $151,740,000. If and when the Option is exercised, First Empire's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

Item 4.  Purpose of Transaction.

    On October 28, 1997, First Empire, Olympia Financial Corp., a wholly owned subsidiary of First Empire ("Merger Sub") and OBC entered into an Agreement and Plan of Reorganization ("Reorganization Agreement") that provides that OBC shall be acquired by First Empire through the merger ("Merger") of OBC with and into Merger Sub, with Merger Sub as the surviving corporation (the "Surviving Corporation") pursuant to an Agreement and Plan of Merger (the "Plan of Merger," and, together with the Reorganization Agreement, the "Merger Agreements").

    At the Effective Time (as defined in the Plan of Merger), all of the shares of capital stock of OBC shall, by virtue of the Merger, be converted into the right to receive the consideration described below and all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation shall remain a wholly-owned subsidiary of First Empire.

    Following the consummation of the Merger, First Empire will contribute to the Surviving Corporation all of the issued and outstanding capital stock of Manufacturers and Traders Trust Company ("M&T Bank"), a New York-chartered commercial bank subsidiary of First Empire and immediately thereafter OnBank & Trust Co. ("OnBank"), a New

DRAFT

CUSIP No. 68230310            Schedule 13D                      Page 5 of 21

York-chartered commercial bank subsidiary of OBC, and Franklin First Savings Bank ("Franklin First" and, together with OnBank, the "OBC Banks"), a Pennsylvania-chartered savings bank subsidiary of OBC, shall merge with M&T Bank ("Bank Merger"), pursuant to an Agreement and Plan of Merger ("Bank Merger Agreement") in a form to be specified by First Empire and reasonably acceptable to OBC.

    Under the Plan of Merger, and subject to the other provisions therein, each share of OBC Common Stock issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into
(i) the right to receive $69.50 in cash without interest or (ii) the right to receive 0.161 shares of common stock, par value $5.00 per share, of First Empire ("First Empire Common Stock"). Subject to adjustments set forth in the Plan of Merger, the number of shares of OBC Common Stock to be converted into the right to receive shares of First Empire Common Stock in the Merger (the "Stock Election Number") shall not be less than 7,627,083 shares or more than 8,898,264 shares. The right to receive shares of First Empire Common Stock is subject to the allocation and election procedures set forth in the Plan of Merger. Notwithstanding the foregoing, no conversion shall be made in respect of any share of OBC Common Stock the holder of which, pursuant to any applicable law providing for dissenters' or appraisal rights is entitled to receive payment in accordance with the provisions of any such law, such holder to have only the rights provided in any such law.

    First Empire and OBC have entered into the Option Agreement as a condition to First Empire's entering into the Reorganization Agreement and to facilitate the consummation of the Merger, the Bank Merger and the other transactions contemplated by the Reorganization Agreement and the Plan of Merger (collectively, the "Transactions").

    Consummation of the Transactions is subject to, among other things, receipt of all necessary shareholder and government approvals. Upon consummation of the Transactions, the separate corporate existence of OBC shall cease, and all outstanding shares of OBC Common Stock (other than shares held by OBC shareholders who exercise dissenters' rights, if any are available, and except as otherwise provided in the Reorganization Agreement) will be converted into First Empire Common Stock and cash in lieu

DRAFT

CUSIP No. 68230310            Schedule 13D                      Page 6 of 21

of any fractional interest, or cash pursuant to the allocation and election procedures set forth in the Plan of Merger. As a result, OBC Common Stock will cease to be authorized and quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

    First Empire and/or, with First Empire's consent, OBC may purchase shares of OBC Common Stock in the open market or private transactions prior to the consummation of the Transactions. First Empire currently is considering the feasibility of doing so and may undertake such transactions at the conclusion of such consideration, either through purchases in the open market or in privately negotiated transactions.

    Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D (which are hereby incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full), First Empire does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of OBC, or the disposition of securities of OBC; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving OBC or any of its subsidiaries; (iii) any change in the present Board of Directors or management of OBC, including any change in the number or term of OBC directors or the filling of any existing vacancies on the Board of Directors of OBC; (iv) any material change in the present capitalization or dividend policy of OBC; (v) any other material change in the business or corporate structure of OBC; (vi) changes in OBC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of OBC by any person; (vii) causing a class of securities of OBC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of OBC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

DRAFT

CUSIP No. 68230310            Schedule 13D                      Page 7 of 21

Item 5.  Interest in Securities of the Issuer.

    The 2,529,000 shares of OBC Common Stock subject to the Option represent approximately 16.6% of the 15,241,981 shares of OBC Common Stock that would be issued and outstanding upon exercise of the Option in full (including the shares issued upon exercise of the Option). Unless and until the Option is exercised, First Empire disclaims beneficial ownership of the OBC Common Stock subject to the Option.

    Except as otherwise described herein, neither First Empire, nor, to the best of First Empire's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of OBC Common Stock. Mr. Robert G. Wilmers, Chairman, President and Chief Executive Officer of First Empire and a person listed on Schedule I hereto, currently beneficially owns one (1) share of OBC Common Stock. Other than as described in this Schedule 13D, no transactions in OBC Common Stock were effected during the past 60 days by First Empire, or, to the best of First Empire's knowledge, by any of the persons listed on Schedule I hereto.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

Option Agreement

    Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as an Exhibit to First Empire's Current Report on Form 8-K filed on November 7, 1997, incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

    Under the Option Agreement, OBC granted First Empire an unconditional, irrevocable option (the "Option") to purchase up to 2,529,000 shares of OBC Common Stock at a purchase price of $60.00 per share. The Option Agreement was executed to facilitate the Transactions. First Empire, or any other Holder (as defined in the Option Agreement), may exercise the Option, in whole or in part, and from time to time, if both an Initial Triggering Event (as defined herein) and a Subsequent Triggering Event (as defined herein) shall have occurred after the execution of the

DRAFT

CUSIP No. 68230310            Schedule 13D                      Page 8 of 21

Option Agreement and prior to the occurrence of an Exercise Termination Event (as defined herein).

    The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the execution of the Option Agreement:

    (a) OBC or any of its Subsidiaries (each an "OBC Subsidiary"), without having received First Empire's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined herein) with any person other than First Empire or any of its Subsidiaries (each a "First Empire Subsidiary") or OBC or any of its Subsidiaries, without having received First Empire's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend or propose to engage in an Acquisition Transaction with any person other than First Empire or a Subsidiary of First Empire;

    (b) any person (other than First Empire or any First Empire Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of OBC Common Stock or any person other than First Empire or First Empire Subsidiary shall have commenced, or shall have filed or publicly disseminated a registration statement or similar disclosure statement with respect to, a tender offer or exchange offer to purchase any shares of OBC Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of OBC Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively);

    (c) the holders of OBC Common Stock shall not have approved the Merger Agreements and the transactions contemplated thereby, at the meeting of such stockholders held for the purpose of voting an such agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreements, or the Board of Directors of OBC shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to First Empire, its recommendation that the stockholders of OBC approve the transactions contemplated by the Merger Agreements, in each case after it shall have been publicly announced that any person other than First Empire or any First Empire Subsidiary shall have made, or disclosed an intention to make, a proposal to

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 9 of 21

engage in an Acquisition Transaction, commenced a Tender Offer, or filed or publicly disseminated a registration statement or similar disclosure statement with respect to an Exchange Offer, or filed an application (or given a notice), whether in draft or final form, under any federal or state banking laws seeking regulatory approval to engage in an Acquisition Transaction; or

    (d) after an overture is made by a third party to OBC or its stockholders to engage in an Acquisition Transaction, OBC shall have breached any covenant or obligation contained in the Reorganization Agreement and such breach would entitle First Empire to terminate the Merger Agreements and shall not have been cured prior to the Notice Date (as defined in the Option Agreement).

    An "Acquisition Transaction" shall mean:

    (a) a merger or consolidation, or any similar transaction, involving OBC or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of OBC;

    (b) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of OBC or any Significant Subsidiary of OBC;

    (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of OBC; or

    (d) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only OBC and one or more of its Subsidiaries or involving only two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreements.

    A "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the execution of the Option Agreement:

    (a) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding shares of OBC Common Stock; or

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 10 of 21

    (b) the occurrence of the Initial Triggering Event described above in clause (a) of the paragraph defining Initial Trigger Events, except that the percentage referred to in clause (c) of the paragraph defining Acquisition Transactions shall be 25%.

    The Option may be exercised in whole or in part, and from time to time, if both an Initial Triggering Event and a Subsequent Triggering Event shall have occurred; provided that, to the extent the Option shall not have been exercised it shall terminate and be of no further force and effect upon the occurrence of an Exercise Termination Event. Each of the following shall be an "Exercise Termination Event":

    (a) the Effective Time (as defined in the Plan of Merger) of the Merger;

    (b) termination of the Merger Agreements in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by First Empire pursuant to
Section 6.1(b)(i) of the Reorganization Agreement, which allows First Empire or OBC to terminate the Merger Agreements if the other has breached in any material respect any covenant or agreement contained in the Reorganization Agreement or Plan of Merger, unless the breach by OBC giving rise to such right of termination is non-volitional; or

    (c) the passage of 12 months after termination of the Merger Agreements if such termination follows the occurrence of an Initial Triggering Event or is a termination by First Empire pursuant to Section 6.1(b)(i) of the Reorganization Agreement, unless the breach by OBC giving rise to such right of termination is non-volitional.

    Notwithstanding anything to the contrary contained in the Option Agreement, the Option may not be exercised (nor may First Empire's rights under Section 13 of the Option Agreement, as defined therein, be exercised) at any time when First Empire shall be in willful breach of any of its covenants or agreements contained in the Merger Agreements under circumstances that would entitle OBC to terminate the Merger Agreements without regard to any grace period provided for in the Reorganization Agreement. In the event that OBC terminates the Merger

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 11 of 21

Agreements under the provision of the Reorganization Agreement (discussed herein) permitting termination upon execution by OBC of definitive agreement relating to a takeover proposal (as defined in the Reorganization Agreement), then immediately upon First Empire's receipt of the wire transfer contemplated by such provision, the Option Agreement shall terminate and shall become void and have no further force or effect and First Empire shall surrender the Option Agreement to OBC.

    In the event that any additional shares of OBC Common Stock are either
(i) issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement or as permitted under the terms of the Merger Agreements) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Option Agreement, the number of shares of OBC Common Stock subject to the option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of OBC Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. In addition, in the event of any change in, or distributions in respect of, OBC Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of OBC Common Stock that would be prohibited under the terms of the Merger Agreements, or the like, the type and number of shares of OBC Common Stock purchasable upon exercise of the Option and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided under the Option Agreement and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of OBC's obligations under the Option Agreement.

    Notwithstanding any other provision of the Option Agreement, in no event shall First Empire's Total Profit (as defined herein) exceed $43.6 million and, if it otherwise would exceed such amount, First Empire, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to the Option Agreement, (ii) deliver to OBC for cancellation Option Shares previously purchased by First Empire, (iii) pay cash to OBC, or (iv) any combination thereof, so that First Empire's actually realized Total Profit shall not exceed $43.6 million after taking into account the foregoing actions. The term "Total Profit" shall mean the aggregate amount (before

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 12 of 21

taxes) of (i)(x) the net cash amounts received by First Empire pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) First Empire's purchase price of such Option Shares, plus (ii) any amounts received by First Empire on the transfer of the Option (or any portion thereof) to any unaffiliated party. Notwithstanding any other provision of the Option Agreement, the Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined herein) of more than $43.6 million; provided, that this provision does not restrict exercise of the Option on any subsequent date. The term "Notional Total Profit" with respect to any number of shares as to which First Empire may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise assuming that the Option were exercised an such date for such number of shares and assuming that such shares, together with all other Option Shares held by First Empire and its affiliates as of such date, were sold for cash at the closing market price for OBC Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

Merger Agreements

    Set forth below is a description of selected provisions of the Merger Agreements. Such description is qualified in its entirety by reference to the copy of the Merger Agreements filed as Exhibits to First Empire's Current Report on Form 8-K filed on November 7, 1997, and incorporated herein by reference and made a part hereof to the same extent as though set forth herein in full.

    The Merger Agreements provide that OBC shall be acquired by First Empire through the merger of OBC with and into Merger Sub, with Merger Sub as the Surviving Corporation pursuant to the Plan of Merger. At the Effective Time (as defined in the Plan of Merger), all of the shares of capital stock of OBC shall, by virtue of the Merger, be converted into the right to receive the consideration described in Item 4 and all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation. The Surviving

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 13 of 21

Corporation shall remain a wholly-owned subsidiary of First Empire.

    Following the consummation of the Merger, First Empire will contribute to the Surviving Corporation all of the issued and outstanding capital stock of M&T Bank, and, immediately thereafter the OBC Banks shall merge with and into M&T Bank ("Bank Merger"), pursuant to an Agreement and Plan of Merger ("Bank Merger Agreement") in a form to be specified by First Empire and reasonably acceptable to OBC.

    Each record holder of shares, or of options to purchase shares, of OBC Common Stock will be entitled to elect to receive cash for all of such shares (as described in Item 4 herein), to elect to receive First Empire Common Stock for all such shares (as described in Item 4 herein) or to indicate that such record holder has no preference as to the receipt of cash or First Empire Common Stock for such shares. Subject to adjustments set forth in the Plan of Merger, the number of shares of OBC Common Stock to be converted into the right to receive shares of First Empire Common Stock in the Merger shall not be less than 7,627,083 or more than 8,898,264 shares. The right to receive shares of First Empire Common Stock is subject to the allocation and election procedures set forth in the Plan of Merger.

    Prior to the Closing Date, as defined in the Reorganization Agreement, and except as otherwise provided for by the Merger Agreements or consented to or approved by First Empire, OBC and any OBC Subsidiary (as defined in the Reorganization Agreement) shall use their respective reasonable best efforts in good faith to (i) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Transactions at the earliest possible date; (ii) take or cause to be taken all action necessary or desirable to preserve their respective properties, business and relationships with customers, employees and other persons; and (iii) not take or cause, nor to the best of its ability, permit any action that would substantially impair the prospects of completing the Transactions pursuant to the Merger Agreements. Except with prior written consent of First Empire or except as previously disclosed or except as expressly contemplated or permitted by the Merger Agreements, OBC shall, and shall not permit any of the OBC Subsidiaries to:

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 14 of 21

    (1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

    (2) in the case of OBC only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular quarterly cash dividends on OBC Common Stock in amounts not in excess of $.34 per share;

    (3) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Option Agreement or outstanding Rights;

    (4) incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice;

    (5) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

    (6) amend its articles or certificate of incorporation or association; impose, or suffer the imposition, on any share of stock of any OBC Subsidiary held by OBC of any lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist;

    (7) merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization; or create any subsidiary;

    (8) except in the ordinary course of business, waive or release any material right or cancel or compromise any material debt or claim;

    (9) liquidate or sell or dispose of any assets or acquire any assets, in each case other than in the ordinary course of business; make any capital expenditure in excess of $250,000 in any instance or $2,5000,000 in the

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 15 of 21

aggregate; establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto that involve annual payments by such party or any Subsidiary of such party that exceed $100,000 in any instance or $1,000,000 in the aggregate, except with respect to renewals of leases in the ordinary course of business;

    (10) increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice and for bonuses in respect of 1997 pursuant to the OBC 1987 Annual Incentive Bonus Plan subject to the limitations set forth under the Reorganization Agreement;

    (11) change its lending , investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law;

    (12) change its method of accounting in effect at December 31, 1996, except as required by changes in generally accepted accounting principles concurred in by its independent certified public accountant, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1996, except as required by law;

    (13) enter into, modify or extend any employment or severance contracts with any of its present or former directors, officers or employees;

    (14) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "takeover proposal" (as defined in the Reorganization Agreement), or, except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors, recommend or endorse any takeover proposal, or participate in any discussion or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 16 of 21

effort or attempt to make or implement a takeover proposal except as provided under the Reorganization Agreement; or

    (15) agree to do any of the foregoing.

    Both First Empire and OBC have agreed to use all reasonable efforts to obtain as soon as practicable all consents and approvals of any persons necessary or desirable for the consummation of the Transactions, including but not limited to obtaining the approval of the respective shareholders of First Empire and OBC, obtaining all consents and approvals required of applicable federal and state regulatory authorities, and furnishing such information as may be required in connection with the preparation of the respective proxy statements and the registration statement, if required. Neither First Empire nor OBC will take any action that would substantially impair the prospects of completing the Transactions pursuant to the Merger Agreements, or that would adversely affect the qualification of the Transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). In the event that either First Empire or OBC has taken any action that would adversely affect such qualification, each party shall take such action as any other party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect (as defined in the Reorganization Agreement) on any of the respective parties.

    For information regarding certain of the terms of the Merger Agreements and the Option Agreement, reference is made to copies of such agreements incorporated herein by reference from the Current Report on Form 8-K filed by First Empire on November 7, 1997.

Item 7.     Material to be Filed as Exhibits.

1.          Stock Option Agreement dated as of October 28, 1997

2.          Agreement and Plan of Reorganization dated as of October 28, 1997.

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 17 of 21


                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 7, 1997          First Empire State Corporation


                                  By: /s/ Michael P. Pinto
                                      -------------------------------
                                      Michael P. Pinto,
                                      Executive Vice President and
                                      Chief Financial Officer

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 18 of 21


                                 SCHEDULE I

Following is a list of the executive officers and directors of First Empire State Corporation as of November 1, 1997:

Executive Officers:
--------------------

Name                              Office
----                              ------
Emerson L. Brumback               Executive Vice-President

Atwood Collins, III               Executive Vice President

Mark J. Czarnecki                 Executive Vice President--M&T Bank

Brian E. Hickey                   Executive Vice President

James L. Hoffman                  Executive Vice President
                                  and Treasurer

Adam C. Kugler                    Executive Vice President

Barbara L. Laughlin               Executive Vice President

John L. Pett                      Executive Vice President and Chief
                                  Credit Officer

Michael P. Pinto                  Executive Vice President and Chief
                                  Financial Officer

Robert E. Sadler, Jr.             Executive Vice President;

Robert G. Wilmers                 Chairman, President and
                                  Chief Executive Officer

    The business address for each executive officer is First Empire State Corporation, One M&T Plaza, Buffalo, New York 14240.

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 19 of 21


Directors:
----------

Name and Occupation               Business or Residence Address
-------------------               -----------------------------

Brent D. Baird                    Trubee, Collins & Co., Inc.
Private Investor                  1350 One M&T Plaza
                                  Buffalo, NY 14203-2396

John H. Benisch                   Collier ABR, Inc.
Founder/Limited Principal         40 East 52nd Street
                                  New York, NY 10022-5911

C. Angela Bontempo                Roswell Park Cancer Institute
Senior Vice President and         Elm and Carlton Streets
Executive Director                Buffalo, NY 14263-0001

Robert T. Brady                   Moog, Inc.
Chairman, President and           6860 Seneca Street
CEO                               Building 24
                                  East Aurora, NY 14052-0018

Patrick J. Callan                 The RREEF Funds
Principal                         55 East 52nd Street
                                  31st Floor
                                  New York, NY 10055-3198

Richard E. Garman                 Buffalo Crushed Stone, Inc.
President and CEO                 2544 Clinton Street
                                  Buffalo, NY 14224-1092

Honorable Roy M. Goodman          270 Broadway
New York State Senator            New York, NY 10007-2375

Patrick W.E. Hodgson              c/o 60 Bedford Road
President                         Toronto, Ontario
Cinnamon Investments Limited      CANADA M5R 2K2

Samuel T, Hubbard, Jr.            The Alling & Cory Company
President and CEO                 1059 West Ridge Road
                                  P.O. Box 20403
                                  Rochester, NY 14602-0403

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 20 of 21


Lambros J. Lambros                131 Goshen Road
Private Investor                  Norfolk, CT 06058-1301

Wilfred J. Larson                 c/o 200 Bahia Point
Retired President and CEO         Naples, FL 34103-4368
Westwood-Squibb
Pharmaceuticals Inc.

Jorge G. Pereira                  M&T Bank
Vice Chairman and Private         350 Park Avenue
Investor                          6th Floor
                                  New York, NY 10022-6022

Raymond D. Stevens, Jr.           c/o 11 Summer Street
Retired Chairman of the Board     Suite 308
Pratt & Lambert United, Inc.      Buffalo, NY 14209-2256

Herbert L. Washington             H.L.W. Fast Track, Inc.
President                         3280 Monroe Avenue
                                  Rochester, NY 14618-4608

John L. Wehle, Jr.                Genesee Corporation
Chairman, President and CEO       445 St. Paul Street
                                  P.O. Box 762
                                  Rochester, NY 14603-0762

Robert G. Wilmers                 M&T Bank
Chairman, President and CEO       One M&T Plaza
                                  19th Floor
                                  Buffalo, NY 14203-2399

DRAFT

CUSIP No. 68230310            Schedule 13D                     Page 21 of 21


                                  EXHIBIT INDEX


                                                        Location in
                                                        Sequentially
                                                        Numbered
                                                        --------
                                                        Copy
                                                        -----

Exhibit 1    Stock Option Agreement dated as of         Note 1
             October 28, 1997

Exhibit 2    Agreement and Plan of Reorganization       Note 2
             dated as of October 28, 1997


Notes:
-----

Note 1: Incorporated by reference from Exhibit 99.1 of the Form 8-K filed by First Empire on November 7, 1997.

Note 2: Incorporated by reference from Exhibit 2.1 of the Form 8-K filed by First Empire on November 7, 1997.